CERTIFICATE OF INCORPORATION

OF

ON-LINE MOM.COM, INC.

FIRST: The name of the corporation is: **ON-LINE MOM.COM, INC.**

SECOND: The address of its registered office in the State of Delaware is to be located at The Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is ONE THOUSAND (1,000) shares of Common Stock, par value $.01 per share (the "Common Stock"). The holders of the Common Stock are entitled to one vote for each share held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Shares of Common Stock may be issued from time to time as the Board of Directors shall determine and on such terms and for such consideration as shall be fixed by the Board of Directors.

FIFTH: The name and mailing address of the sole incorporator is as follows:

NAME	MAILING ADDRESS
Hank Gracin	Lehman & Eilen LLP 50 Charles Lindbergh Boulevard, Suite 505 Uniondale, New York 11553

SIXTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the By-laws of the corporation.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-laws may provide. The books of the corporation may be kept (subject to any provisions contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-laws of the corporation. Elections of directors need not be by written ballot unless the By-laws of the corporation shall so provide.

EIGHTH: Whenever a compromise or arrangement is proposed between this corporation

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:15 PM 05/10/2000
001240510 - 3226351

and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the Delaware General Corporation Law or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the Delaware General Corporation Law order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

NINTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

TENTH: The corporation shall to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended or supplemented, or by any successor thereto, indemnify and reimburse any and all persons whom it shall have the power to indemnify under said Section from and against any and all of the expenses, liabilities or other matters referred to in, or covered by said Section. Notwithstanding the foregoing, the indemnification provided for in this Article TENTH shall not be deemed exclusive of any other rights to which those entitled to receive indemnification or reimbursement hereunder may be entitled under any By-law of the corporation, agreement, vote of stockholders or disinterested directors or otherwise.

ELEVENTH: No director of this corporation shall be personally liable to the corporation or any of its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability (i) for any breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law as the same exists or hereafter may be amended or (iv) for any transaction from which the director derived an improper benefit. If the Delaware General Corporation Law hereafter is amended to authorize the further elimination or limitation of the liability of directors, then liability of a director of the corporation, in addition to limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Delaware General Corporation Law. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of directors of the

2

corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, I, the undersigned, being the incorporator hereinbefore named, hereby declare and certify the facts herein stated are true, and accordingly have hereunto set my hand this 10th day of May, 2000.



Hank Gracin

3

CERTIFICATE OF MERGER
MERGING
INTERNET OPPORTUNITIES, INC.
A NEVADA CORPORATION,
WITH AND INTO
ON-LINE MOM.COM, INC.
A DELAWARE CORPORATION

Pursuant to Section 252 of Delaware General Corporation Law

The undersigned being the President of On-Line Mom.Com, Inc. a corporation organized and existing under and by virtue of Delaware General Corporation Law, DOES HEREBY CERTIFY AS FOLLOWS:

FIRST: that the name and state of incorporation of the constituent corporations ("Constituent Corporations") participating in the merger are as follows:

Name	**State of Incorporation**
Internet Opportunities, Inc.	Nevada
On-Line Mom.Com, Inc.	Delaware

SECOND: that an Agreement and Plan of Merger, dated July 21, 2000 ("Merger Agreement"), between the Constituent Corporations has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 252 of the Delaware General Corporation Law.

THIRD: that On-Line Mom.Com, Inc., a Delaware corporation, shall be the surviving corporation (the "Surviving Corporation").

FOURTH: that the Certificate of Incorporation of On-Line Mom.Com, Inc., is hereby amended by striking out Articles FIRST and FOURTH thereof and by substituting in lieu of said Articles the following new Articles:

"FIRST: The Name of the corporation is: TECHNOLOGY CAPITAL GROUP, INC."

" FOURTH: The aggregate number of shares which the corporation shall have authority to issue is One Hundred Ten Million (110,000,000) shares divided into:

C:\DATA\DATA\WD\MOM.CERTMERGDEL.WPD

10,000,000 Preferred Shares, having a par value of one tenth of a cent ($.001) per share.

and

100,000,000 Common Shares, having a par value of one tenth of a cent ($.001) per share.

A statement of the preferences, privileges, and restrictions granted to or imposed upon the respective classes of shares or the holders thereof is as follows:

A. <u>Common Shares</u>. The terms of the 100,000,000 Common Shares of the corporation shall be as follows:

(1) <u>Dividends</u>. Whenever cash dividends upon the Preferred Shares of all series thereof at the time outstanding, to the extent of the preference to which such shares are entitled, shall have been paid in full for all past dividend periods, or declared and set apart for payment, such dividends, payable in cash, stock, or otherwise, as may be determined by the Board of Directors, may be declared by the Board of Directors and paid from time to time to the holders of the Common Shares out of the remaining net profits or surplus of the corporation.

(2) <u>Liquidation</u>. In the event of any liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, all assets and funds of the corporation remaining after the payment to the holders of the Preferred Shares of all series at the time outstanding thereof of the full amounts to which they shall be entitled as hereinafter provided, shall be divided and distributed among the holders of the Common Shares according to their respective shares.

(3) <u>Voting rights</u>. Each holder of a Common Share shall have one vote in respect of each share of such stock held by him. There shall not be cumulative voting.

B. <u>Preferred Shares</u>. Prior to the issuance of any of the Preferred Shares, the Board of Directors shall determine the number of Preferred Shares to then be issued from the Ten Million (10,000,000) shares authorized, and such shares shall constitute a series of the Preferred Shares. Such series shall have such preferences, limitations, and relative rights as the Board of Directors shall determine and such series shall be given a distinguishing designation. Each share of a series shall have preferences, limitations, and relative rights identical with those of all other shares of the same series. Except to the extent otherwise provided in the Board of Directors' determination of a series, the shares of such series shall have preferences, limitations, and relative rights identical with all other series of the Preferred Shares. Preferred Shares may have dividend or liquidation rights which are prior (superior or senior) to the dividend and liquidations rights and preferences of Common Shares and any other series of the Preferred Shares. Also, any series of the Preferred Shares may have voting rights."

FIFTH: that the executed Merger Agreement is on file at the principal place of business of the Surviving Corporation at the following address:

C:\DATA\DATA\WD\MOM.CERTMERGDEL.WPD

On-Line Mom.Com, Inc.
127 S. 6th Street
Louisville, Kentucky 40202

SIXTH: that a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of either Constituent Corporation.

SEVENTH: that the authorized capital stock of Internet Opportunities, Inc., a Nevada corporation, consists of 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of Preferred Stock, $.001 par value per share.

IN WITNESS WHEREOF, Internet Opportunities, Inc. a Nevada corporation, and On-Line Mom.Com, Inc., a Delaware corporation, has caused this Certificate of Merger to be signed this 24st day of July, 2000.

INTERNET OPPORTUNITIES, INC.
a Nevada corporation



By: _____
   James D. Tilton, Jr.
Its: President and Secretary

ON-LINE MOM.COM, INC.
a Delaware corporation



By: _____
   James D. Tilton, Jr.
Its: President and Secretary

C:\DATA\DATA\WD\MOM.CERTMERGDEL.WPD

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 10:45 AM 08/23/2000
001426558 – 3226351

TECHNOLOGY CAPITAL GROUP, INC.

Certificate of voting powers, designation
preferences and rights of preferred stock
by Resolution of the Board of Directors.

I, Jim Tilton, President of Technology Capital Group, Inc. a corporation organized and existing under the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 151 of the Delaware General Corporation Law thereof, DOES HEREBY CERTIFY:

That pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation (or an amendment thereto) of said Corporation, said Board of Directors, at a meeting duly held and convened on July 27, 2000, adopted a resolution providing for the issuance of a series of 1,000 shares of 6% Class A Convertible Preferred Stock, which resolution is as follows:

(See Attached Schedule I)

IN WITNESS WHEREOF, said President has caused said Corporation's corporate seal to be affixed hereunto and this certificate to be signed by Jim Tilton, its President, on this 27th, day of July, 2000.





By: [signature], Pres / CEO
Jim Tilton
President

TECHNOLOGY CAPITAL GROUP , INC.

RESOLUTION ESTABLISHING RIGHTS AND PREFERENCES FOR 6% CLASS A CONVERTIBLE PREFERRED STOCK

RESOLVED, that there shall be a series of shares of the Corporation designated "6% Class A Convertible Preferred Stock"; that the number of shares of such series shall be 1,000 and that the rights and preferences of such series (the "Class A Preferred") and the limitations or restrictions thereon, shall be as set forth herein;

The following shall be adopted and incorporated by reference into the foregoing resolutions as if fully set forth therein:

1. **Dividends.**

    (a)   The holders of the Class A Preferred shall be entitled to receive out of any assets legally available therefor cumulative dividends at the rate of $60 per share per annum, accrued daily and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year in preference and priority to any payment of any dividend on the Common Stock or any other series of the Corporation's Preferred Stock. Such dividends shall accrue on any given share from the day of original issuance of such share and shall accrue from day to day whether or not earned or declared. If at any time dividends on the outstanding Class A Preferred at the rate set forth above shall not have been paid or declared and set apart for payment with respect to all preceding periods, the amount of the deficiency shall be fully paid or declared and set apart for payment, but without interest, before any distribution, whether by way of dividend or otherwise, shall be declared or paid upon or set apart for the Common Stock or any other series of the Preferred Stock of the Corporation.

    (b)   Any dividend payable on a dividend payment date may be paid, at the option of the Corporation, either (i) in cash or (ii) in shares of Common Stock, if the Common Stock issuable upon conversion of such shares has been registered for resale under the Securities Act of 1933, as amended (the "Act"), and the registration statement including a current prospectus with respect thereto remains in effect at the date of delivery of such shares or an exemption from such registration is available under the Act.

    (c)   Nothing contained herein shall be deemed to establish or require any payment or other charges in excess of the maximum permitted by applicable law. In the event that any payment required to be paid or other charges hereunder exceed the maximum permitted by such law, any payments in excess of such maximum shall be credited against amounts owed by the Company the holder and thus refunded to the Company.

2. **Liquidation Preference; Redemption**.

(a) In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of the Class A Preferred shall be entitled to receive, prior and in preference to any distribution of any assets of the Corporation to the holders of the Common Stock, the amount of $1,000 per share plus any and all accrued but unpaid dividends (the "Liquidation Preference").

(b) A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation (other than a sale or transfer to a wholly owned subsidiary of the Corporation), shall, at the option of the holders of the Class A Preferred, be deemed a liquidation, dissolution or winding up within the meaning of this Section 2 if the shares of stock of the Corporation outstanding immediately prior to such transaction represent immediately after such transaction less than a majority of the voting power of the surviving corporation (or of the acquirer of the Corporation's assets in the case of a sale of assets). Such option may be exercised by the vote or written consent of holders of a majority of the Class A Preferred at any time within thirty (30) days after written notice (which shall be given promptly) of the essential terms of such transaction shall have been given to the holders of the Class A Preferred in the manner provided by law for the giving of notice of meetings of shareholders.

3. **Class A Preferred - Optional Conversion**. The holders of the Class A Preferred shall have optional conversion rights as follows:

(a) **Right to Convert**. Shares of Class A Preferred shall be convertible, at the option of the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (x) the Liquidation Preference of the Class A Preferred determined pursuant to Section 2 hereof on the date the notice of conversion is given, by (y) the Conversion Price determined as hereinafter provided in effect on the applicable conversion date.

(b) **Mechanics of Conversion**. To convert shares of Class A Preferred into shares of Common Stock under Section 3(a), the holder shall give written notice to the Corporation (which notice may be given by facsimile transmission) that such holder elects (with the right to revoke) to convert the shares and shall state therein date of the conversion, the number of shares to be converted and the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. Promptly thereafter, the holder shall surrender the certificate or certificates representing the shares to be converted, duly endorsed, at the office of the Corporation or of any transfer agent for such shares, or at such other place designated by the Corporation; *provided*, that the holder shall not be required to deliver the certificates representing such shares if the holder is waiting to receive all or part of such certificates from the Corporation. The Corporation shall immediately issue and deliver to or upon the order of such holder, against delivery of the certificates representing the shares which have been converted, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled. The Corporation shall cause such issuance to be effected within five (5) business days and shall transmit the certificates by messenger or overnight delivery service to reach the address designated by such holder within five (5) business days after the receipt of such notice. The notice of conversion may be given by a holder at any time during the day up to 5:00 p.m., New York time and such conversion shall be deemed to have been made immediately prior to the close of business on the date such notice of conversion is given. The person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock at the close of business on such date.

        (d)   <u>Determination of Conversion Price.</u>

        (i)   The "Conversion Price" shall be equal to ten cents ($.10).

        (ii)   If, during the period of consecutive trading days provided for above, the Corporation shall declare or pay any dividend on the Common Stock payable in Common Stock or in rights to acquire Common Stock, or shall effect a stock split or reverse stock split, or a combination, consolidation or reclassification of the Common Stock, the Conversion Price shall be proportionately decreased or increased, as appropriate, to give effect to such event.

        (e)   <u>Distributions</u>. If the Corporation shall at any time or from time to time make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation or any of its subsidiaries other than additional shares of Common Stock, then in each such event provision shall be made so that the holders of Class A Preferred shall receive, upon the conversion thereof, the securities of the Corporation which they would have received had they been the owners on the date of such event of the number of shares of Common Stock issuable to them upon conversion.

        (f)   <u>Certificates as to Adjustments</u>. Upon the occurrence of any adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and cause the independent public accountants regularly employed to audit the financial statements of the Corporation to verify such computation and prepare and furnish to each holder of Class A Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the reasonable written request at any time of any holder of Class A Preferred, furnish or cause to be furnished to such holder a like certificate prepared by the Corporation setting forth (i) such adjustments and readjustments, and (ii) the number of other securities and the amount, if any, of other property which at the time would be received upon the conversion of Class A Preferred with respect to each share of Common Stock received upon such conversion.

        (g)   <u>Notice of Record Date</u>. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any security or right convertible into or entitling the holder thereof to receive additional shares of Common Stock, or any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Class A Preferred at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution, security or right and the amount and character of such dividend, distribution, security or right.

(h)   Issue Taxes. The Corporation shall pay any and all issue and other taxes, excluding any income, franchise or similar taxes, that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Class A Preferred pursuant hereto; provided, however, that the Corporation shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(i)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Class A Preferred, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Class A Preferred, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Class A Preferred, the Corporation will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain any requisite shareholder approval.

(j)   Fractional Shares. No fractional shares shall be issued upon the conversion of any share or shares of Class A Preferred. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Class A Preferred by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors of the Corporation or an authorized Committee thereof).

(k)   Notices.   Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery or delivery by telex (with correct answer back received), telecopy or facsimile at the address or number designated below (if delivered on a business day during normal business hours where such notice is to be received), or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second (2nd) business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be:

to the Company: Technology Capital Group, Inc.
                       127 S. 6th Street
                       Louisville, KY 40202
                       Attn: Jim Tilton, President and CEO
                       FAX (502) 327-0045

to the Holder:	At the address set forth on the books and records of the Company or as specified in writing by Holder.

Any party hereto may from time to time change its address for notices by giving at least ten (10) days' written notice of such changed address to the other party hereto.

(l) <u>Reorganization or Merger</u>. In case of any reorganization or any reclassification of the capital stock of the Corporation or any consolidation or merger of the Corporation with or into any other corporation or corporations or a sale of all or substantially all of the assets of the Corporation to any other person (other than a sale or transfer to a wholly owned subsidiary of the Corporation), and the holders of Class A Preferred do not elect to treat such transaction as a liquidation, dissolution or winding up as provided in Section 2 hereof, then, as part of such reorganization, consolidation, merger or sale, provision shall be made so that each share of Class A Preferred shall thereafter be convertible into the number of shares of stock or other securities or property (including cash) to which a holder of the number of shares of Common Stock deliverable upon conversion of such share of Class A Preferred would have been entitled upon the record date of (or date of, if no record date is fixed) such event and, in any case, appropriate adjustment (as determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Class A Preferred, to the end that the provisions set forth herein shall thereafter be applicable, as nearly as equivalent as is practicable, in relation to any shares of stock or the securities or property (including cash) thereafter deliverable upon the conversion of the shares of Class A Preferred.

4. **Re-issuance of Certificates**. In the event of a conversion (or, if applicable, redemption) of Class A Preferred in which less than all of the shares of Class A Preferred of a particular certificate are converted or redeemed, as the case may be, the Corporation shall promptly cause to be issued and delivered to the holder of such certificate, a certificate representing the remaining shares of Class A Preferred which have not been so converted or redeemed.

5. **Other Provisions**. For all purposes of this Resolution, the term "date of issuance" and the terms "Closing" or "Closing Date" shall mean the day on which Shares are first issued by the Corporation. Any provision herein which conflicts with or violates any applicable usury law shall be deemed modified to the extent necessary to avoid such conflict or violation. The term "conversion date" shall mean the date on which the notice of conversion is received by the Corporation.

6. **No Adverse Actions**. The Corporation shall not in any manner, whether by amendment of the Certificate of Incorporation (including, without limitation, any Certificate of Designation), merger, reorganization, re-capitalization, consolidation, sales of assets, sale of stock, tender offer, dissolution or otherwise, take any action, or permit any action to be taken, solely or primarily for the purpose of increasing the value of any class of stock of the Corporation if the effect of such action is to reduce the value or security of the Class A Preferred.

F:\WPATIUTON\TechCapGrp\TCG ResExRights.wpd

7. **Additional Restrictions**. For as long as any shares of the Class A Preferred Stock are outstanding, the Corporation will not amend the terms of the Class A Preferred Stock without the consent of the holders of the Class A Preferred Stock.

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 12:30 PM 09/13/2000
001462478 – 3226351

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

TECHNOLOGY CAPITAL GROUP, INC.

TECHNOLOGY CAPITAL GROUP, INC, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Sole Director of TECHNOLOGY CAPITAL GROUP, INC., by unanimous written consent, adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment advisable and submitting said amendment to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

"RESOLVED, that in the judgment of the sole Director of the Corporation, it is deemed advisable and it is hereby proposed that Article FOURTH of the Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is Two Hundred Ten Million (210,000,000) shares divided into:

10,000,000 Preferred Shares, having a par value of one tenth of a cent ($.001) per share

and

200,000,000 Common Shares, having a par value of one tenth of a cent ($.001) per share.

A statement of the preferences, privileges, and restrictions granted to or imposed upon the respective classes of shares or the holders thereof is as follows:

A.   Common Shares.   The terms of the 200,000,000 Common Shares of the corporation shall be as follows:

(1)   Dividends. Whenever cash dividends upon the Preferred Shares of all series thereof at the time outstanding, to the extent of the preference to which such shares are entitled, shall have been paid in full for all past dividend periods, or declared and set apart for payment, such dividends, payable in cash, stock, or otherwise, as may be determined by the Board of Directors, may be declared by the Board of Directors and paid from time to time to the holders of the Common Shares out of the remaining net profits or surplus of the corporation.

(2)   Liquidation. In the event of any liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, all assets and funds of the corporation remaining after the payment to the holders of the Preferred Shares of all series at the time outstanding thereof of the full amounts to which they shall be entitled as hereinafter provided, shall be divided and distributed among the holders of the Common Shares according to their respective shares.

(3)   Voting rights. Each holder of a Common Share shall have one vote in respect of each share of such stock held by him. There shall not be cumulative voting.

B.   Preferred Shares. Prior to the issuance of any of the Preferred Shares, the Board of Directors shall determine the number of Preferred Shares to then be issued from the Ten Million (10,000,000) shares authorized, and such shares shall constitute a series of the Preferred Shares. Such series shall have such preferences, limitations, and relative rights as the Board of Directors shall determine and such series shall be given a distinguishing designation. Each share of a series shall have preferences, limitations, and relative rights identical with those of all other shares of the same series. Except to the extent otherwise provided in the Board of Directors' determination of a series, the shares of such series shall have preferences, limitations, and relative rights identical with all other series of the Preferred Shares. Preferred Shares may have dividend or liquidation rights which are prior (superior or senior) to the dividend and liquidations rights and preferences of Common Shares and any other series of the Preferred Shares. Also, any series of the Preferred Shares may have voting rights." .

SECOND: In lieu of a meeting and vote of stockholders, a majority of stockholders of the Corporation entitled to vote thereon have given their written consent to said amendment in accordance with Section 228 of the general Corporation Law of the State of Delaware.

THIRD: That the foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said TECHNOLOGY CAPITAL GROUP, INC. has caused

this Certificate to be signed by James D. Tilton, Jr. its Chief Executive Officer and Secretary this

12th day of September, 2000.


TECHNOLOGY CAPITAL GROUP, INC.



By:

James D. Tilton, Jr.
Chief Executive Officer and Secretary


CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

TECHNOLOGY CAPITAL GROUP, INC.

TECHNOLOGY CAPITAL GROUP, INC. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That the Sole Director of TECHNOLOGY CAPITAL GROUP, INC., by unanimous written consent, adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment advisable and submitting said amendment to the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

"RESOLVED, that in the judgment of the sole Director of the Corporation, it is deemed advisable and it is hereby porposed that Article FIRST of the Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:

FIRST: The Name of the corporation is: TuneIn Media, Inc.

SECOND: In lieu of a meeting and vote of stockholders, a majority of stockholders of the Corportion entitled to vote theron have given their written consent to said amendment in accordance with Section 228 of the general Corporation Law of the State of Delaware.

THIRD: That the foregoing amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said TECHNOLOGY CAPITAL GROUP, INC. Has caused this Certificate to be signed by James D. Tilton, Jr. its President and Secretary this 9th day of January, 2001.

TECHNOLOGY CAPITAL GROUP, INC.

By:

James D. Tilton, Jr.
President and Secretary

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF CHARTER

TuneIn Media, Inc., a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of the corporation is TuneIn Media, Inc.

2. Its registered office in the State of Delaware is located at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name and address of its registered Agent is The Corporation Trust Company.

3. The date of filing of the original Certificate of Incorporation in Delaware was May 10, 2000.

4. The date when restoration, renewal, and revival of the charter of this company is to commence is February 28, 2003, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

5. This corporation was duly organized and has carried on the business authorized by its charter until March 1, 2003, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected director of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters, James D. Tilton, the last and acting authorized officer, hereunto set his hand to this certificate this _16_ day of June, 2005.



By:
Name: James D. Tilton
Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:38 PM 06/30/2005
FILED 06:36 PM 06/30/2005
SRV 050549064 - 3226351 FILE

                                                                        State of Delaware
                                                                        Secretary of State
                                                                  Division of Corporations
                                                             Delivered 08:10 PM 08/30/2005
                                                                 FILED 08:10 PM 08/30/2005
                                                                SRV 050715918 - 3226351 FILE

CERTIFICATE OF DESIGNATIONS

of

SERIES B PREFERRED STOCK

of

TuneIn Media, Inc.

*Pursuant to Section 151 of the General Corporation
Law of the State of Delaware*

James D. Tilton, Chief Executive Officer of TuneIn Media, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with Section 151 of the Delaware General Corporation Law, hereby certifies that:

FIRST: The Certificate of Incorporation of the Corporation, as amended, authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, with such dividend rate, interest rate, preferences, relative, participating and special rights, and qualifications, limitations or restrictions thereof, as may be stated and expressed in a resolution or resolutions providing for the creation and issuance of any such Series B adopted by the Board of Directors of the Corporation (the "Board of Directors") at the time of issuance of any shares of such series, pursuant to authority expressly vested in the Board of Directors by the Certificate of Incorporation of the Corporation.

SECOND: The Board of Directors desires, pursuant to its authority aforesaid, to determine and fix the rights, preferences, privileges and restrictions relating to a series of preferred stock and the number of shares constituting, and the designation of, said series of preferred stock.

BE IT RESOLVED, that the Board of Directors hereby fixes and determines the designation of, the number of shares constituting and the rights, preferences, privileges and restrictions relating to said series of preferred stock as follows:

Section 1. Designation and Number. The designation of the second series of the authorized preferred stock, par value $0.001 per share, of the Corporation shall be Series B Preferred Stock (the "Series B Preferred Stock"). The number of shares constituting the Series B Preferred Stock shall be One Thousand (1,000).

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Section 2. Liquidation.

2.1 Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, each holder of Series B Preferred Stock will be entitled to be paid, before any distribution or payment is made upon any Junior Securities, an amount in cash equal to the aggregate Series B Liquidation Value of all Shares held by such holder, plus all accrued and unpaid dividends thereon (and interest thereon) to the date full payment of such specified preferential amount is made to the holders thereof.

2.2 Insufficient Funds. If upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the cash and other property available for distribution to the stockholders of the Corporation (the "Distributable Funds") shall be insufficient to permit the payment to the holders of Series B Preferred Stock of the full preferential amount set forth in Section 2.1 above, then the Distributable Funds shall be distributed to the holders of Series B Preferred Stock, ratably in proportion to the number of shares of Series B Preferred Stock held by each such holder on the date of liquidation, dissolution or winding up of the Corporation. The value of property other than cash and securities shall be its fair market value as reasonably determined by the Board with reference to generally accepted accounting practices as consistently applied by the Corporation.

2.3 Remaining Funds. If any of the Distributable Funds shall remain after the payment to the holders of Series B Preferred Stock of the full preferential amount set forth in Section 2.1 above, then such remainder shall be distributed ratably to the holders of Common Stock.

2.4 Notice. The Corporation will mail written notice of any liquidation, dissolution or winding up, not less than 30 days prior to the payment date stated therein, to each record holder of Series B Preferred Stock.

Section 3. Conversion Rights. Each Share shall be convertible, at the option of the holder thereof, into fully paid and nonassessable shares of Common Stock at a rate of 1 Share into 202,703 shares of Common Stock

Section 4. Voting Rights. Each holder a Share shall have one vote in respect of each share of Common Stock such Share is convertible into pursuant to Section 3 above. The holders of the Series B Preferred Stock shall vote together with the holders of the Common Stock on all matters set before the holders of Common Stock for vote. There shall be no cumulative voting.

Section 5. Miscellaneous.

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5.1   Registration of Transfer. The Corporation will keep at its principal office a register for the registration of Series B Preferred Stock. Upon the surrender of any certificate representing Series B Preferred Stock at such place, the Corporation will, at the request of the record holder of such certificate, execute and deliver (at the Corporation's expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares of Series B Preferred Stock represented by the surrendered certificate. Each such new certificate will be registered in such name and will represent such number of shares of Series B Preferred Stock as is requested by the holder of the surrendered certificate and will be substantially identical in form to the surrendered certificate, and dividends will accrue on the Series B Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such Series B Preferred Stock represented by the surrendered certificates.

5.2   Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Series B Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is an institutional investor its own agreement will be satisfactory) or, in the case of any such mutilation upon surrender of such certificate, the Corporation will (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of Series B Preferred Stock represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate, and dividends will accrue on the Series B Preferred Stock represented by such new certificate from the date to which dividends have been fully paid on such lost, stolen, destroyed or mutilated certificate.

5.3   Amendment and Waiver. No amendment, modification or waiver will be binding or effective with respect to any provision of this Certificate of Designations without the prior written consent of the majority of the holders of the Series B Preferred Stock outstanding at the time such action is taken; provided, that no such amendment, modification or waiver can alter or change the powers, preferences or special rights of the Series B Preferred Stock so as to affect the holders thereof adversely without the prior written consent of each such holder.

5.4   Notices. Except as otherwise expressly provided, all notices referred to herein will be in writing and will be delivered personally or mailed certified mail, return receipt requested, postage prepaid or delivered by overnight courier service and will be deemed to have been given upon delivery, if delivered personally, three days after mailing it, if mailed, or one business day after delivery to the courier, if delivered by overnight courier service (a) to the Corporation, at its principal executive offices and (b) to any stockholder, at such holder's address as it appears in the stock records of the Corporation (unless otherwise indicated in writing, by such holder).

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Section 6. Definitions.

"Junior Securities" means any equity securities of the Corporation other than the Series B Preferred Stock and the Corporation's Series A Preferred Stock (par value $0.001), whether issued prior or subsequent to the issuance of the Series B Preferred Stock.

"Series B Liquidation Value" of any share of Series B Preferred Stock as of any particular date will be equal to $100 (adjusted for any divisions, whether by stock split, stock dividend or otherwise, or combinations, whether by reverse stock split or otherwise, of the Series B Preferred Stock).

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IN WITNESS WHEREOF, said TuneIn Media, Inc. has caused this Certificate to be signed by its Chief Executive Officer, James D. Tilton this 15 day of ~~July~~ August, 2005.



TuneIn media, inc.

By:

James D. Tilton,
Chief Executive Officer

5

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:20 AM 10/27/2009
FILED 11:20 AM 10/27/2009
SRV 090966797 - 3226351 FILE

STATE OF DELAWARE
CERTIFICATE FOR RENEWAL
AND REVIVAL OF CHARTER

Tuneln Media, Inc., a corporation organized under the laws of Delaware, the charter of which was voided for non-payment of taxes, now desires to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

1. The name of the corporation is Tuneln Media, Inc.

2. Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 09801. The name of its registered agent is The Corporation Trust Company.

3. The date of filing of the original Certificate of Incorporation in Delaware was May 10, 2000.

4. The date when restoration, renewal and revival of the charter of the corporation is to commence is the 28th day of February, 2007, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of his corporation is to be perpetual.

5. This corporation was duly authorized and carried on the business authorized by its charter until the 1st day of March, 2007 at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

IN TESTIMONY HEREOF, and in compliance with the provisions of Section 312 if the General Corporation Law of the State of Delaware, as amended, providing for the renewal, extension and restoration of charters the last and acting authorized officer hereunto ser his hand to this certificate on this 26th day of October, A.D. 2009.

By:

Name: James D. Tilton
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:25 PM 01/26/2010
FILED 07:46 PM 01/26/2010
SRV 100075809 - 3226351 FILE

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

of

SERIES B CONVERTIBLE PREFERRED STOCK

OF

TUNEIN MEDIA, INC.

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is TuneIn Media, Inc., a Delaware corporation.

2. The Certificate of Incorporation of the Company authorizes the issuance of Ten Million (10,000,000) shares of preferred stock, $0.001 par value per share, and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series B issue of Preferred Stock:

RESOLVED, that ten thousand (10,000) of the Ten Million (10,000,000) authorized shares of Preferred Stock of the Company shall be designated Series B Convertible Preferred Stock, $0.001 par value per share, the stated value of the Series B Convertible Preferred Stock shall be $1,000 per share (the "Series B Issue Price"), and shall possess the rights and preferences set forth below:

Section 1. Designation and Amount. The shares of such series shall have par value $0.001 per share and shall be designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock") and the number of shares constituting the Series B Convertible Preferred Stock shall be ten-thousand (10,000).

Section 2. Rank. Except for the voting rights specifically granted herein which shall have priority over all other outstanding securities of the Company, the Series B Preferred Stock shall rank: (i) senior to any other class or series of outstanding Preferred Shares or series of capital stock of the Company; (ii) prior to all of the Company's Common Stock, $0.001 par value per share ("Common Stock"); (iii) prior to any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or on parity with any Series B Preferred Stock of whatever subdivision (collectively, with the Common Stock and the Existing Preferred Stock, "Junior Securities"); and (iv) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series B Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Section 3. Dividends. The Series B Preferred Stock shall bear no dividend.

Section 4. Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the Holders of shares of Series B Preferred Stock shall be entitled to receive, immediately after any distributions to Senior Securities required by the Company's Certificate of Incorporation or any certificate of designation, and prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, an amount per share equal to $1,000 per share. If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the Holders of the Series B Preferred Stock shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series B Preferred Stock, then the entire remaining assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series B Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which such series of stock is entitled by the Company's Certificate of Incorporation and any certificate(s) of designation relating thereto.

(b) Upon the completion of the distribution required by subsection 4(a), if assets remain in the Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted certificate(s) of designation.

Section 5. Conversion. The record Holders of this Series B Preferred Stock shall have conversion rights as follows:

(i) *Right to Convert.* Subsequent to November 30th , 2010, each share of Series B Preferred Stock shall be convertible at the option of the holder thereof (except as prohibited by law), in full or in part, at the office of the Company or any transfer agent for such shares, into the number of fully paid and nonassessable shares of common stock of the Corporation provided below.

(ii) *Conversion Price.* The number of shares of common stock due upon conversion of Series B Preferred Stock shall be the number of shares of Series B Preferred Stock to be converted, multiplied by the Series B Issue Price, divided by the Series B Conversion Price, determined as hereafter provided, in effect at the time of the conversion. The Series B Conversion Price shall be the average of the closing "volume weighted average price" of the common stock of the Corporation for the five consecutive trading days prior to conversion; provided, however, that such Conversion Price shall be subject to adjustment as set forth below. If there has been no trading in the common stock during the five consecutive trading days prior to conversion, the Series B Conversion Price shall be based on the average of the closing "volume weighted average price" of the common stock for the next immediately preceding five consecutive trading days during which there has been trading in the common stock.

(iii) *Delivery of Common Stock Upon Conversion.* The Transfer Agent or the Company (as applicable) shall, no later than the close of business on the third (3rd) business day (the "Deadline") after receipt by the Company or the Transfer Agent of a facsimile copy of a Registration Effectiveness and receipt by Company or the Transfer Agent of all necessary documentation duly executed and in

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proper form required for conversion, including the original Preferred Stock Certificates to be converted (or after provision for security or indemnification in the case of lost or destroyed certificates, if required), issue and surrender to a common courier for either overnight or (if delivery is outside the United States) two (2) day delivery to the Holder at the address of the Holder as shown on the stock records of the Company a certificate for the number of shares of Common Stock to which the Holder shall be entitled as aforesaid.

(iv) *No Fractional Shares.* If any conversion of the Series B Preferred Stock would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion, in the aggregate, shall be the next lower number of shares.

(v) *Date of Conversion.* The date on which conversion occurs (the "Date of Conversion") shall be deemed to be the date, the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such shares of Common Stock on the Date of Conversion.

(c) *Reservation of Stock Issuable Upon Conversion.* The Company shall at all times reserve and keep available or make provision to increase, reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock, the Company will take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(d) *Adjustment to Conversion Rate.*

(i) *Adjustment to Fixed Conversion Price Due to Stock Split, Stock Dividend, Etc.* If, prior to the conversion of all of the Series B Preferred Stock, the number of outstanding shares of Common Stock is increased by a stock split, stock dividend, or other similar event, the Conversion Price shall be proportionately reduced, or if the number of outstanding shares of Common Stock is decreased by a combination or reclassification of shares, or other similar event, the Conversion Price shall be proportionately increased.

(ii) *Adjustment Due to Merger, Consolidation, Etc.* If, prior to the conversion of all Series B Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which shares of Common Stock of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity or there is a sale of all or substantially all the Company's assets, then the Holders of Series B Preferred Stock shall thereafter have the right to receive upon conversion of Series B Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock immediately theretofore issuable upon conversion, such stock, securities and/or other assets which the Holder would have been entitled to receive in such transaction had the Series B Preferred Stock been converted immediately prior to such transaction, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Series B Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Conversion

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Price and of the number of shares issuable upon conversion of the Series B Preferred Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities thereafter deliverable upon the exercise hereof.

(iii) *No Fractional Shares.* If any adjustment under this Section 5(f) would create a fractional share of Common Stock or a right to acquire a fractional share of Common Stock, such fractional share shall be disregarded and the number of shares of Common Stock issuable upon conversion shall be the next lower number of shares.

Section 6. <u>Redemption by Company</u>. None. The company has no redemption obligation but may elect, in its sole discretion, to redeem at the liquidation price.

Section 7. <u>Status of Converted or Redeemed Stock</u>. In the event any shares of Series B Preferred Stock shall be converted or redeemed pursuant to Section 5 hereof, the shares so converted or redeemed shall be canceled, shall return to the status of authorized but unissued Preferred Stock of no designated series, and shall not be issuable by the Company as Series B Preferred Stock.

Section 8. <u>Voting Rights</u>. The Record Holders of the Series B Preferred Shares shall have the right to vote on any matter with holders of common stock voting together as one (1) class. The Record Holders of the Series B Preferred Shares shall have that number of votes (identical in every other respect to the voting rights of the holders of common stock entitled to vote at any Regular or Special Meeting of the Shareholders) equal to that number of common shares which is not less than 51% of the vote required to approve any action, which Delaware law provides may or must be approved by vote or consent of the holder of common shares or the holders of other securities entitled to vote, if any.

The Record Holders of the Series B Preferred Shares shall be entitled to the same notice of any Regular or Special Meeting of the Shareholders as may or shall be given to holders of common shares entitled to vote at such meetings. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of common shareholders which in any way precludes the Series B Preferred Stock from exercising its voting or consent rights as though it is or was a common shareholder.

For purposes of determining a quorum for any Regular or Special Meeting of the Shareholders, the Series B Preferred Shares shall be included and shall be deemed as the equivalent of 51% of all common shares represented at and entitled to vote at such meetings.

The Record Holders of the Series B Preferred Shares shall be entitled to the same notice of any Regular or Special Meeting of the Shareholders as may or shall be given to holders of common shares entitled to vote at such meetings. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of common shareholders which in any way precludes the Series B Preferred Stock from exercising its voting or consent rights as though it is or was a common shareholder.

For purposes of determining a quorum for any Regular or Special Meeting of the Shareholders, the Series B Preferred Shares shall be included and shall be deemed as the equivalent of 51% of all common shares represented at and entitled to vote at such meetings.

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Section 9. <u>Protective Provision.</u> So long as shares of Series B Preferred Stock are outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by Delaware Law) of the Holders of at least seventy-five percent (75%) of the then outstanding shares of Series B Preferred Stock, and at least seventy-five percent (75%) of the then outstanding Holders:

(a) alter or change the rights, preferences or privileges of the Series B Preferred Stock so as to affect adversely the Series B Preferred Stock.

(b) create any new class or series of stock having a preference over the Series B Preferred Stock with respect to Distributions (as defined in Section 2 above) or increase the size of the authorized number of Series B Preferred.

In the event Holders of at least seventy-five percent (75%) of the then outstanding shares of Series B Preferred Stock and at least seventy-five percent (75%) of the then outstanding Holders agree to allow the Company to alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock, pursuant to subsection (a) above, so as to affect the Series B Preferred Stock, then the Company will deliver notice of such approved change to the Holders of the Series B Preferred Stock that did not agree to such alteration or change (the "Dissenting Holders") and the Dissenting Holders shall have the right for a period of thirty (30) business days to convert pursuant to the terms of this Certificate of Designation as they exist prior to such alteration or change or continue to hold their shares of Series B Preferred Stock.

Section 10. <u>Preference Rights.</u> Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the dividend and liquidation preferences of the Series B Preferred Stock.

IN WINTESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company on this 26th day of January, 2010.


TUNEIN MEDIA, INC.

By: /s/ James Tilton
James Tilton
James Tilton, CEO


State of Delaware
Secretary of State
Division of Corporations
Delivered 05:13 PM 03/15/2010
FILED 05:08 PM 03/15/2010
SRV 100281394 - 3226351 FILE

Certificate of Amendment

Of

Certificate of Incorporation

Of

TuneIn Media, Inc.

TuneIn Media, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation") hereby certifies as follows:

1.   The Certificate of Incorporation of the Corporation is hereby amended as follows:

a. Article FIRST shall be and read in its entirety as follows:

The Name of the Corporation is: Sea-Tiger, Inc.

a. Article FOURTH shall be and read in its entirety as follows:

The aggregate number of shares which the Corporation shall have authority to issue authorized to issue is two billion five hundred ten million (2,510,000,000), divided into:

10,000,000 Preferred Shares, having a par value of one tenth of a cent ($0.001 per share)

and

2,500,000,000 Common Shares, having a par value of one tenth of a cent ($0.001 per share)

Effective as of the opening of business on March 16, 2010 (the "Record Date"), each ten (10) shares of the Corporation's Common Stock, par value $.001 per share, issued and outstanding as of the Record Date shall be converted and reclassified into one (1) share of the Corporation's Common Stock, par value $.01 per share.

2.   The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 10th day of March, 2010



James Tilton
Chief Executive Officer